Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

November 5, 2021

Office of Energy & Transportation

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Irene Barberena-Meissner

Re:  Imperial Petroleum Inc.

CIK 0001876581

Registration Statement on Form F-1

Filed on November 5, 2021

Ladies and Gentlemen:

This letter sets forth the response of Imperial Petroleum Inc. (the “Registrant”) to the comment letter dated November 2, 2021 of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) with respect to the Registrant’s Amendment No. 1 to Draft Registration Statement on Form F-1 confidentially submitted via EDGAR on October 18, 2021 (the “Registration Statement”). On behalf of the Registrant, we have filed with the SEC a Registration Statement (the “Revised Registration Statement”) today via EDGAR responding to the Staff’s comment. In order to facilitate your review, we have repeated the Staff’s comment below.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement. Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant. References to page numbers in the comments below are to page numbers in the Registration Statement. References to page numbers in the responses below are to page numbers in the Revised Registration Statement.

Management’s Discussion and Analysis

Results of Operations, page 71

1.

We note that you have experienced changes in the mix of your charter revenues including a decrease in bareboat activity and an increase in spot rate activity since 2019. Please explain the underlying factors that are causing the change in mix and clarify the impacts this change has had on your utilization rates and profitability. Please also describe how management has considered the change in mix as a known trend that is reasonably likely to cause a material change in the relationship between costs and revenues. Refer to Item303(b)(2)(ii) of Regulation S-K.

Response: In response to the Staff’s comment, the Registrant has revised the Registration Statement on pages 65 and 66 to include the following disclosure:

“As described below under “—Results of Operations”, the mix of charters our vessels are deployed on, which affects our utilization, revenues, expenses and profitability, has differed in recent periods and over time we expect will continue to vary. Our fleet’s percentage of calendar days operating on time and bareboat period charters decreased significantly from over 99% in 2019, comprised of 60.3% bareboat days and 39.0% time charter days, to 72.5% in 2020, comprised of 30.5% bareboat days and 42.0% time charter days, with spot market days increasing from 0.5% to 24.3% and fleet operational utilization declining from 99.7% to 95.7% from 2019 to 2020, reflecting the expiration of two bareboat charters and the operation of the respective vessels in the spot market and on time charters. In the six months ended June 30, 2021, the percentage of our fleet’s total calendar days on which our vessels operated in the spot market slightly increased, to 25.0%, with bareboat charter days declining further to 25.0% and time charter days increasing to 48.3% and fleet operational utilization declining to 92.3%. Our spot presence has further increased significantly from those levels in the second half of 2021 as two vessels that came off expiring time charters have more recently been operating in the spot market. This reflects, principally, the weak conditions that have been prevailing in the product and crude oil tanker charter markets in 2021, in which circumstances we generally prefer not to lock-in our vessels for extended periods at the low rates currently available under time or bareboat period charters. Operating vessels in the spot market, however, can result in decreased utilization, revenues and profitability in weak charter markets, as compared to periods of stronger markets or employment on period charters entered into during more favorable market conditions. This has been the case for our vessels operating in the spot market in the second half of 2021 and may continue to be the case for our vessels until conditions in the crude oil and product tanker charter markets begin to improve. With any improvement in market conditions, we expect we will seek to employ our vessels on a higher percentage of period charters, principally time charters, if attractive rates become available.

Compared to operating in the spot market both time and bareboat period charters offer (1) higher utilization rates, particularly in weaker markets, (2) lower costs, particularly for bareboat charters under which we are not responsible for voyage or operating expenses, while under time charters we are responsible for operating expenses and in the spot market we are responsible for both voyage and operating expenses, and (3) may generate higher or lower revenues and profit margins depending on market conditions in the product and crude oil tanker charter markets, with generally higher rates than spot charters in weak markets and lower rates than spot charters in stronger markets, and at what point in the charter market cycle the bareboat or time charters were entered into. The proportion of time our fleet operates on bareboat charters versus time charters affects our revenues and expenses, as vessels employed on bareboat charters generate lower revenues and expenses, because under bareboat charters we are not responsible for either voyage expenses or, unlike time charters, operating expenses, and the charter rates for bareboat charters are correspondingly lower. Profit margins for vessels employed on bareboat charters are generally somewhat lower than time charters, reflecting the lack of exposure to operational risk and the risk of operating expense increases. See “—Basis of Presentation and General Information—Revenues” for additional information regarding the different types of charters on which we employ our vessels.”

*****

Please contact the undersigned (212.309.6704) at Morgan, Lewis & Bockius LLP if you have any questions with respect to the foregoing.

Very truly yours,

MORGAN, LEWIS & BOCKIUS LLP

By:	/s/ Finn Murphy
Finn Murphy

cc:    Brian McAllister (Securities and Exchange Commission)

Craig Arakawa (Securities and Exchange Commission)

Laura Nicholson (Securities and Exchange Commission)

Harry N. Vafias (Imperial Petroleum Inc.)

3